SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Peraso Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

71360T200

(CUSIP Number)

February 6, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71360T200	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ionic Ventures, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 136,107 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 136,107 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,107 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	As more fully described in Item 4 of this Statement on Schedule 13G (this “Statement”), such shares and percentage are based on 1,346,334 outstanding shares of the issuer’s common stock, par value $0.001 per share (the “Common Stock”), as disclosed in the issuer’s Current Report on Form 8-K, filed by the issuer with the U.S. Securities and Exchange Commission (the “SEC”) on February 9, 2024 (the “Form 8-K”), and do not give full effect to the shares of Common Stock issuable upon full exercise of (i) common stock purchase warrants (the “Warrants”), (ii) pre-funded common stock purchase warrants (the “Pre-Funded Warrants”), (iii) Series A common stock purchase warrants (the “Series A Warrants”) and (iv) Series B common stock purchase warrants (the “Series B Warrants”), which exercise in each case is subject to a 9.99% beneficial ownership blocker (a “Blocker”).

CUSIP No. 71360T200	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ionic Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 136,107 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 136,107 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,107 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1) As more fully described in Item 4 of this Statement, such shares and percentage are based on 1,346,334 outstanding shares of Common Stock, as disclosed in the Form 8-K, and do not give full effect to the shares of Common Stock issuable upon full exercise of (i) the Warrants, (ii) Pre-Funded Warrants, (iii) Series A Warrants and (iv) Series B Warrants, which exercise in each case is subject to the Blocker.

CUSIP No. 71360T200	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brendan O’Neil
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 136,107 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 136,107 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,107 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1) As more fully described in Item 4 of this Statement, such shares and percentage are based on 1,346,334 outstanding shares of Common Stock, as disclosed in the Form 8-K, and do not give full effect to the shares of Common Stock issuable upon full exercise of (i) the Warrants, (ii) Pre-Funded Warrants, (iii) Series A Warrants and (iv) Series B Warrants, which exercise in each case is subject to the Blocker.

CUSIP No. 71360T200	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keith Coulston
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 136,107 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 136,107 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,107 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1) As more fully described in Item 4 of this Statement, such shares and percentage are based on 1,346,334 outstanding shares of Common Stock, as disclosed in the Form 8-K, and do not give full effect to the shares of Common Stock issuable upon full exercise of (i) the Warrants, (ii) Pre-Funded Warrants, (iii) Series A Warrants and (iv) Series B Warrants, which exercise in each case is subject to the Blocker.

CUSIP No. 71360T200	13G	Page 6 of 10 Pages

Item 1(a). Name of Issuer:

Peraso Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 2309 Bering Drive, San Jose, California 95131.

Item 2(a). Names of Persons Filing:

(i)	Ionic Ventures LLC, a California limited liability company (“Ionic”);

(ii)	Ionic Management, LLC, a Delaware limited liability company (“Ionic Management”);

(iii)	Brendan O’Neil (“Mr. O’Neil”); and

(iv)	Keith Coulston (“Mr. Coulston”).

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Statement on Schedule 13G (this “Statement”), pursuant to which they have agreed to file this Statement and all subsequent amendments to the Statement jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 3053 Fillmore St, Suite 256, San Francisco, CA 94123.

Item 2(c). Citizenship:

Ionic is a limited liability company organized under the laws of the State of California. Ionic Management is a limited liability company organized under the laws of the State of Delaware. Each of Mr. O’Neil and Mr. Coulston is a citizen of the United States.

Item 2(d). Title of Class of Securities:

The title of the class of securities to which the Statement relates is the Issuer’s common stock, par value $0.001 per share (“Common Stock”).

Item 2(e). CUSIP Number: 71360T200

CUSIP No. 71360T200	13G	Page 7 of 10 Pages

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Statement and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on (i) 1,346,334 outstanding shares of the Common Stock, as disclosed in the issuer’s Current Report on Form 8-K, filed by the issuer with the U.S. Securities and Exchange Commission (the “SEC”) on February 9, 2024 (the “Form 8-K”), (ii) up to 952,380 shares of Common Stock that are issuable upon full exercise of the Series A common stock purchase warrants held by Ionic (the “Series A Warrants”), (iii) up to 952,380 shares of Common Stock that are issuable upon full exercise of Series B common stock purchase warrants held by Ionic (the “Series B Warrants”) and (iv) up to 356,190 shares of Common Stock that are issuable upon exercise of pre-funded common stock purchase warrants held by Ionic (the “Pre-Funded Warrants”, and collectively with the Series A Warrants and the Series B Warrants, the “Warrants”), which further exercise thereof in the case of each of the Series A Warrants, Series B Warrants and Pre-Funded Warrants, is subject to a 9.99% beneficial ownership blocker (the “Blocker”).

Ionic holds Warrants exercisable for up to an aggregate of 2,260,950 shares of Common Stock, of which 2,244,843 are not deemed beneficially owned by Ionic as a result of the triggering of the Blocker in each of the Warrants, which in each case prohibits Ionic from exercising the Warrants into shares of Common Stock if, as a result of such exercise, the holder thereof, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to any such exercise.

Ionic is the beneficial owner of 120,000 shares of Common Stock and an additional 16,107 shares of Common Stock issuable upon full exercise of the Warrants in any combination (the “Shares”). Ionic has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its manager, Ionic Management. Each of the managers of Ionic Management, Mr. O’Neil and Mr. Coulston, has shared power to vote and/or dispose of the Shares beneficially owned by Ionic and Ionic Management. Neither Mr. O’Neil nor Mr. Coulston directly owns the Shares. By reason of the provisions of Rule 13d-3 of the Act, each of Mr. O’Neil and Mr. Coulston may be deemed to beneficially own the Shares which are beneficially owned by each of Ionic and Ionic Management, and Ionic Management may be deemed to beneficially own the Shares which are beneficially owned by Ionic.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 71360T200	13G	Page 8 of 10 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below the Reporting Persons certify that, to the best of each of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 71360T200	13G	Page 9 of 10 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024	IONIC VENTURES, LLC

By: Ionic Management, LLC
its Manager

	By:	/s/ Keith Coulston
Name: Keith Coulston
Title: Manager

IONIC MANAGEMENT, LLC

	By:	/s/ Keith Coulston
Name: Keith Coulston
Title: Manager

/s/ Brendan O’Neil
Brendan O’Neil

/s/ Keith Coulston
Keith Coulston

CUSIP No. 71360T200	13G	Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: February 12, 2024	IONIC VENTURES, LLC

By: Ionic Management, LLC,
its Manager

	By:	/s/ Keith Coulston
Name: Keith Coulston
Title: Manager

IONIC MANAGEMENT, LLC

	By:	/s/ Keith Coulston
Name: Keith Coulston
Title: Manager

/s/ Brendan O’Neil
Brendan O’Neil

/s/ Keith Coulston
Keith Coulston